Exhibit 99.2

Certificate of Qualified Person

I, Neil Lincoln, of Mississauga, Ontario, Canada, do hereby certify that as the author of “NI 43-101 Technical Report, Boto Project Feasibility Study, Senegal” prepared for IAMGOLD Corporation, dated 30 September 2018 that:

1.	I am employed as the VP Business Development and Studies with Lycopodium Minerals Canada Ltd, 5060 Spectrum Way, Suite 400, Mississauga, ON, Canada.

2.	I graduated from the University of the Witwatersrand, South Africa, in 1994 with a Bachelor of Science in Metallurgy and Materials Engineering (Minerals Process Engineering) degree.

3.	I am a professional engineer in good standing with the Professional Engineers of Ontario (PEO) in Canada (no. 100039153).

4.	I have practiced my profession continuously as a metallurgist for 23 years and with Lycopodium Minerals since 2011.

5.	I am responsible for sections 1.6, 1.10-1.11, 1.13, 1.15, 2, 3, 13, 17, 18.1-18.9, 19, 21 (except 21.2, 21.4.2), 24, 25.3, 26.4,-26.5, 27.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am “qualified person for the purpose of NI 43-101.

7.	I visited the site during 11-12 December 2017, and inspected the proposed open pits, process plants, tailings storage facility, and infrastructure and access road.

8.	I am independent of the issuer in accordance with the application of Section 1.5 of National Instrument 43-101.

9.	I have not had any prior involvement with the Property.

10.	I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

11.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Mississauga, Ontario, Canada, this 23 day of October 2018.

(Signed “Neil Lincoln”)

Neil Lincoln, P.Eng

VP Business Development and Studies

Certificate of Qualified Person

I, Rob Thomas, of Fremantle, Australia, do hereby certify that as the author of “NI 43-101 Technical Report, Boto Project Feasibility Study, Senegal” prepared for IAMGOLD Corporation, dated 30 September 2018 that:

1.	I am employed as the Engineering Geologist with Absolute Geotechnics Pty Ltd, PO Box 1426, Fremantle 6959 Australia.

2.	I graduated from the Royal School of Mines, Imperial College, University of London, in year 2005 with a MSci degree.

3.	I am a professional engineer in good standing with the AusIMM – Member and CP (Geotech).

4.	I have practiced my profession continuously as an Engineering Geologist for 11 years and with Absolute Geotechnics since 2016.

5.	I am responsible for sections 16.3.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am “qualified person for the purpose of NI 43-101.

7.	I visited the site from 11 to 16 December 2017 to inspect the site, review a selection of available drill core, undertake QA/QC of geotechnical data collection and observe drilling practices.

8.	I am independent of the issuer in accordance with the application of Section 1.5 of National Instrument 43-101.

9.	I was involved in the PFS geotechnical assessment and a geotechnical assessment of the footwall as follow-up to the PFS in 2015 and 2016.

10.	I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

11.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Mississauga, Ontario, Canada, this 23 day of October 2018.

(Signed) “Rob Thomas”

Rob Thomas, MSci

Engineering Geologist

Certificate of Qualified Person

I, Gordon Zurowski, of Stouffville, Ontario, Canada, do hereby certify that as the author of “NI 43-101 Technical Report, Boto Project Feasibility Study, Senegal” prepared for IAMGOLD Corporation, dated 30 September 2018 that:

1.	I am a Principal Mining Engineer with AGP Mining Consultants Inc. with a business address at #246 132 Commerce Park Drive, Unit K, Barrie, Ontario, L4N 0Z7.

2.	I am a graduate of the University of Saskatchewan, B.Sc. Geological Engineering, 1989.

3.	I am a professional engineer in good standing with the Professional Engineers Ontario (PEO) in Canada (no. 100077750).

4.	I have practiced my profession in the mining industry continuously since graduation.

5.	I am responsible for sections 1.8, 1.9, 15, 16 (except 16.3), 21.2, 21.4.2, 25.2, 26.3.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person for the purpose of NI 43-101.

7.	I visited the site during December 12th and 13th, 2017 and inspected the proposed open pit, process plant, water storage pond, tailings storage facility and mine infrastructure areas.

8.	I am independent of the issuer in accordance with the application of Section 1.5 of National Instrument 43-101.

9.	I have had prior involvement with the Property. I was QP for the PFS Study dated December 31, 2017.

10.	I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

11.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Stouffville, Ontario, Canada, this 23 day of October 2018.

(Signed) “Gordon Zurowski”

Gordon Zurowski, P.Eng

Principal Mining Engineer

Certificate of Qualified Person

I, Paul Joseph Daigle, of Toronto, Ontario, Canada, do hereby certify that as the author of “NI 43-101 Technical Report, Boto Project Feasibility Study, Senegal” prepared for IAMGOLD Corporation, dated 30 September 2018 that:

1.	I am an Associate Senior Geologist with AGP Mining Consultants Inc. with a business address at #246 132 Commerce Park Drive, Unit K, Barrie, Ontario, L4N 0Z7.

2.	I am a graduate of the Concordia University, Montreal, Canada, in 1989 with a Bachelor of Science Geology (Specialization) degree.

3.	I am a professional geoscientist in good standing with the Association of Professional Geoscientists of Ontario (APGO) in Canada (no. 1592).

4.	I have practiced my profession in the mining industry continuously since graduation.

5.	I am responsible for sections 1.4, 1.5, 1.7, 5, 7-12, 14, 25.1, 26.1.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person for the purpose of NI 43-101.

7.

My most recent site visit to the property described in this report was from the 11 to 15 of December, 2017. The site visit included inspection of core logging, sampling and drill core storage facilities; checking coordinates for drill hole collars to survey data; and reviewing drill core logs against selected drill core.

8.	I am independent of the issuer in accordance with the application of Section 1.5 of National Instrument 43-101.

9.	I have not had any prior involvement with the Property.

10.	I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

11.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Toronto, Ontario, Canada, this 23 day of October 2018.

(Signed) “Paul Daigle”

Paul Daigle, P.Geo

Senior Geologist

Certificate of Qualified Person

I, Reagan McIsaac, of North Bay, Ontario, Canada, do hereby certify that as the author of “NI 43-101 Technical Report, Boto Project Feasibility Study, Senegal” prepared for IAMGOLD Corporation, dated 30 September, 2018 that:

1.	I am employed as a Senior Engineer with Knight Piésold Ltd., 1650 Main Street, West, North Bay, Ontario, Canada.

2.	I graduated from the University of Waterloo, Ontario, Canada, in 1997 with a Bachelor of Applied Science in Geological Engineering degree.

3.	I am a professional engineer in good standing with the Professional Engineers of Ontario (PEO) in Canada (no. 100074049).

4.	I have practiced my profession continuously as a geotechnical engineer for 11 years and with Knight Piésold Ltd. since 2007.

5.	I am responsible for sections 18.10-18.12, 26.2.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am “qualified person for the purpose of NI 43-101.

7.	I did not visit the site.

8.	I am independent of the issuer in accordance with the application of Section 1.5 of National Instrument 43-101.

9.	I have not had any prior involvement with the Property.

10.	I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

11.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at North Bay, Ontario, Canada, this 23 day of October 2018.

(Signed) “Reagan McIssac”

Reagan McIsaac, Ph.D., P.Eng.

Senior Engineer

Certificate of Qualified Person

I, Martin Lanctôt, of Longueuil, Quebec, Canada, do hereby certify that as the author of “NI 43-101 Technical Report, Boto Project Feasibility Study, Senegal” prepared for IAMGOLD Corporation, dated 30 September 2018 that:

1.	I am employed as Project Manager with IAMGOLD Corporation, 1111, St Charles Street West, Longueuil, Quebec, Canada.

2.

I graduated from École Polytechnique de Montréal, Montréal, Quebec, Canada in 1994 with a Bachelor of Science in Mine Engineering degree. Also graduated from UQAC, Chicoutimi, Quebec, Canada in 2001 with a Master degree in Project Management.

3.	I am a professional engineer in good standing with the Professional Engineers of Quebec in Canada (no. 115850).

4.	I have practiced my profession continuously as a Mining Engineer, Management in Mining or Project Manager for 23 years and with IAMGOLD since 2017.

5.	I am responsible for sections 1.1-1.3, 1.12, 11.14, 4, 6, 20, 22, 23.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am “qualified person for the purpose of NI 43-101.

7.

I visited the site during December 10 to 15 in 2017, February 15 to 16 and July 5 in 2018 and inspected the proposed open pits, process plants, tailings storage facility, and infrastructure and access road.

8.	I am not independent of the issuer in accordance with the application of Section 1.5 of National Instrument 43-101.

9.	I have had prior involvement with the Property.

10.	I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

11.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Mississauga, Ontario, Canada, this 23 day of October 2018.

(Signed) “Martin Lanctt”

Martin Lanctôt, ing

Project Manager